SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 27, 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited pro forma condensed consolidated financial information

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the "unaudited pro forma financial information") comprises the unaudited pro forma condensed consolidated balance sheet as at 31 December 2009 (the "unaudited proforma balance sheet") and the unaudited pro forma condensed consolidated income statements for the years ended 31 December 2009, 31 December 2008 and 31 December 2007 (the "pro forma income statements") based on the published audited financial statements of RBS, prepared in accordance with IFRS, after giving effect to:

(a)	the distribution of those ABN AMRO businesses attributable to Santander and the Dutch government (the "other Consortium members"); and
(b)	the divestment of certain businesses to meet the European Commission's State Aid requirements (see below).

To comply with the European Commission's State Aid requirements, RBS has agreed to make a series of divestments to be completed within four years from December 2009, as follows:

■	RBS Insurance
■	Global Merchant Services
■	RBS Sempra Commodities (acquired April 2008)
■
the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed the 'UK Retail and UK Corporate businesses outlined for disposal')

Collectively, the above are defined as the 'EC State Aid Divestments'.

The pro forma financial information has been prepared assuming the following:

-	pro forma balance sheet: the distribution to the other Consortium members and EC State Aid Divestments had occurred on 31 December 2009

-	pro forma income statements: the distribution to the other Consortium members had occurred on acquisition of ABN AMRO on 17 October 2007 and the EC State Aid Divestments had occurred on 1 January 2007

-	sale proceeds in respect of the EC State Aid Divestments are received in cash and are equal to the net asset values of the businesses to be disposed of

-
Global Merchant Services and the UK Retail and UK Corporate businesses outlined for disposal represent carve-outs from existing RBS businesses and therefore discrete financial information for these divestments which is factually supportable is not currently available.  Accordingly, the pro forma financial information in respect of the EC State Aid Divestments excludes these businesses.

The tables below show best estimates regarding certain key line items in respect of Global Merchant Services and the UK Retail and UK Corporate businesses outlined for disposal.  Detailed financial information about these businesses on a stand alone basis is currently being prepared and therefore the estimates are subject to change.

	Year	Year
	ended	ended
	31 December	31 December
	2009	2008
	£m	£m
Global Merchant Services (1)

Total income	527	535
Operating profit before impairment losses	266	281
Operating profit before tax	249	267

Total assets at 31 December 2009 were estimated to be £1.6 billion.

UK Retail and UK Corporate businesses outlined for disposal

Total income	946	1,082
Operating profit before impairment losses	468	567
Operating (loss) / profit before tax	(146)	347

Total assets at 31 December 2009 were estimated to be £23.5 billion.

Note:
(1)	Global Merchant Services business units are reported within the Global Transaction Services, Ulster Bank and Non-Core divisions.

The pro forma financial information and accompanying notes should be read in conjunction with the audited financial statements of RBS for the year ended 31 December 2009, filed with the SEC on a Form 20-F dated 27 April 2010.

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the distribution to other Consortium members and EC State Aid Divestments occurred on the dates indicated nor is it necessarily indicative of the results of operations of financial position that may or may be expected to be achieved in the future.

Unaudited pro forma balance sheet as at 31 December 2009

	RBS(1) £m	RFS Minority Interest(2) £m	RBS excluding RFS Minority Interest(3) £m	EC State Aid Divestment(4) £m	Pro forma RBS(5) £m
Assets

Cash and balances at central banks	52,261	(713)	51,548	4,555	56,103
Loans and advances to banks	91,753	(7,879)	83,874	(2,134)	81,740
Loans and advances to customers	728,393	(132,699)	595,694	(575)	595,119
Debt securities and equity shares	286,782	(21,727)	265,055	(7,347)	257,708
Derivatives	441,454	(3,255)	438,199	10	438,209
Intangible assets	17,847	(3,061)	14,786	(288)	14,498
Property, plant and equipment	19,397	(1,624)	17,773	(146)	17,627
Other assets	58,599	(3,047)	55,552	(15,473)	40,079
Total assets	1,696,486	(174,005)	1,522,481	(21,398)	1,501,083

Liabilities

Deposits by banks	142,144	11,504	153,648	-	153,648
Customer accounts	614,202	(131,598)	482,604	-	482,604
Debt securities in issue	267,568	(21,239)	246,329	-	246,329
Settlement balances and short positions	50,876	(1)	50,875	-	50,875
Derivatives	424,141	(2,607)	421,534	-	421,534
Subordinated liabilities	37,652	(6,114)	31,538	-	31,538
Other liabilities	65,272	(9,282)	55,990	(20,032)	35,958
Total liabilities	1,601,855	(159,337)	1,442,518	(20,032)	1,422,486
Minority interests	16,895	(14,668)	2,227	(1,366)	861
Equity owners	77,736	-	77,736	-	77,736
Total equity	94,631	(14,668)	79,963	(1,366)	78,597
Total liabilities and equity	1,696,486	(174,005)	1,522,481	(21,398)	1,501,083

Notes:

(1)	The financial information for RBS has been extracted from the audited financial statements for the year to 31 December 2009 included in its Form 20-F dated 27 April 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited balance sheet of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.

(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and RBS Sempra Commodities

(5)
Pro forma unaudited balance sheet of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Unaudited pro forma income statement for the year ended 31 December 2009

		RFS	RBS	EC
		Minority	excluding RFS	State Aid	Pro forma
	RBS(1)	Interest(2)	Minority Interest(3)	Divestments(4)	RBS(5)
	£m	£m	£m	£m	£m

Continuing operations

Net interest income	16,504	(2,937)	13,567	(460)	13,107

Net fee and commission income	7,009	(1,061)	5,948	528	6,476
Income from trading activities	3,881	(75)	3,806	(799)	3,007
Gain on redemption of own debt	3,790	-	3,790	-	3,790
Other operating income (excluding insurance premium income)	1,962	(992)	970	(325)	645
Insurance net premium income	5,544	(278)	5,266	(5,138)	128

Non-interest income	22,186	(2,406)	19,780	(5,734)	14,046

Total income	38,690	(5,343)	33,347	(6,194)	27,153

Operating expenses	(21,478)	4,096	(17,382)	1,309	(16,073)

Profit/(loss) before other operating charges and impairment	17,212	(1,247)	15,965	(4,885)	11,080

Insurance net claims	(4,857)	500	(4,357)	4,223	(134)
Impairment losses	(14,950)	1,051	(13,899)	8	(13,891)

Operating loss before tax	(2,595)	304	(2,291)	(654)	(2,945)

Tax	371	(32)	339	87	426

(Loss)/profit from continuing operations, net of tax	(2,224)	272	(1,952)	(567)	(2,519)

Profit/(loss) attributable to:

Minority interests	376	272	648	(234)	414
Preference shareholders	878	-	878	-	878
Paid-in equity holders	57	-	57	-	57
Ordinary shareholders	(3,535)	-	(3,535)	(333)	(3,868)

	(2,224)	272	(1,952)	(567)	(2,519)

Per 25p ordinary and B share (pence)

Continuing operations

Basic	(6.3)		(6.3)		(6.9)

Fully diluted	(6.3)		(6.3)		(6.9)

Number of shares (million)

Weighted average ordinary and B shares	52,891		52,891		52,891

Weighted average diluted ordinary and B shares	53,329		53,329		53,329

Notes:

(1)	The financial information for RBS has been extracted from the audited financial statements for the year to 31 December 2009 included in its Form 20-F dated 27 April 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.

(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and RBS Sempra Commodities

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Unaudited pro forma income statement for the year ended 31 December 2008

			RBS
			excluding
		RFS	RFS	EC
		Minority	Minority	State Aid	Pro forma
	RBS (1)	Interest(2)	Interest(3)	Divestments(4)	RBS(5)
	£m	£m	£m	£m	£m

Continuing operations

Net interest income	18,675	(2,911)	15,764	(635)	15,129

Net fees and commissions	7,445	(1,011)	6,434	426	6,860
Income from trading activities	(8,477)	(352)	(8,829)	(792)	(9,621)
Other operating income (excluding insurance premium income)	1,899	64	1,963	(25)	1,938
Insurance net premium income	6,326	(617)	5,709	(5,293)	416

Non-interest income	7,193	(1,916)	5,277	(5,684)	(407)

Total income	25,868	(4,827)	21,041	(6,319)	14,722

Operating expenses	(54,202)	19,303	(34,899)	1,403	(33,496)

Loss before other operating charges and impairment losses	(28,334)	14,476	(13,858)	(4,916)	(18,774)

Insurance net claims	(4,430)	513	(3,917)	3,733	(184)
Impairment losses	(8,072)	640	(7,432)	45	(7,387)

Operating loss before tax	(40,836)	15,629	(25,207)	(1,138)	(26,345)

Tax	2,323	(328)	1,995	230	2,225

Loss from continuing operations	(38,513)	15,301	(23,212)	(908)	(24,120)

Loss attributable to:

Minority interests	(14,889)	15,301	412	(164)	248
Preference shareholders	536	-	536	-	536
Paid-in equity holders	60	-	60	-	60
Ordinary shareholders	(24,220)	-	(24,220)	(744)	(24,964)

	(38,513)	15,301	(23,212)	(908)	(24,120)

Per 25p ordinary share (pence)

Continuing operations

Basic	(146.2)		(146.2)		(150.7)

Fully diluted	(146.2)		(146.2)		(150.7)

Number of shares (million)

Weighted average ordinary shares	16,563		16,563		16,563

Weighted average diluted ordinary shares	16,563		16,563		16,563

Notes:

(1)	The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2009 included on page 197 of its Form 20-F filed on 27 April 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.

(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represent those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance and RBS Sempra Commodities.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

Unaudited pro forma income statement for the year ended 31 December 2007

			RBS
			excluding
		RFS	RFS	EC
		Minority	Minority	State Aid	Pro forma
	RBS(1)	Interest(2)	Interest(3)	Divestments(4)	RBS(5)
	£m	£m	£m	£m	£m

Continuing operations

Net interest income	12,069	(545)	11,524	(599)	10,925

Net fees and commissions	6,085	(224)	5,861	465	6,326
Income from trading activities	1,292	139	1,431	6	1,437
Other operating income (excluding insurance premium income)	4,833	(97)	4,736	(196)	4,540
Insurance net premium income	6,087	(105)	5,982	(5,387)	595

Non-interest income	18,297	(287)	18,010	(5,112)	12,898

Total income	30,366	(832)	29,534	(5,711)	23,823

Operating expenses	(13,942)	620	(13,322)	952	(12,370)

Profit/(loss) before other operating charges and impairment losses	16,424	(212)	16,212	(4,759)	11,453

Insurance net claims	(4,624)	96	(4,528)	4,010	(518)
Impairment losses	(1,968)	38	(1,930)	-	(1,930)

Operating profit/(loss) before tax	9,832	(78)	9,754	(749)	9,005

Tax	(2,044)	(6)	(2,050)	204	(1,846)

Profit/(loss) from continuing operations	7,788	(84)	7,704	(545)	7,159

Profit/(loss) attributable to:

Minority interests	239	(84)	155	-	155
Preference shareholders	246	-	246	-	246
Ordinary shareholders	7,303	-	7,303	(545)	6,758

	7,788	(84)	7,704	(545)	7,159

Per 25p ordinary share (pence)

Continuing operations

Basic	64.0		64.0		59.2

Fully diluted	63.4		63.4		58.7

Number of shares (million)

Weighted average ordinary shares	11,413		11,413		11,413

Weighted average diluted ordinary shares	11,611		11,611		11,611

Notes:

(1)	The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2009 included on page 197 of its Form 20-F filed on 27 April 2010.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2007 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2007 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members.

(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2007 without adjustment and represent those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2007 excluding those parts of the ABN AMRO businesses attributable to the other Consortium members and the EC State Aid Divestments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Bruce Van Saun
Bruce Van Saun
Group Finance Director
April 27, 2010